UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   -----------

                                 Amendment No. 1
                                       to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                      PURSUANT TO SECTION 12(b) OR 12(g) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     LAW ENFORCEMENT ASSOCIATES CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                  Nevada                                 56-2267438
                  ------                                 ----------
           (State of Incorporation)         (I.R.S. Employer Identification No.)

              100 Hunter Place, Youngsville, North Carolina 27596
              --------------------------------------------- -----
               (Address of Principal Executive Office) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
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                                      INDEX

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                                                                                        Page
PART I

   Item 1. Description of Business                                                          3
   Item 2. Management's Discussion and Analysis or
             Plan of Operation                                                             11
   Item 3. Description of Property                                                         16
   Item 4. Security Ownership of Certain Beneficial Owners and
                 Management                                                                17
   Item 5. Directors, Executive Officers, Promoters and Control Persons                    18
   Item 6. Executive Compensation                                                          19
   Item 7. Certain Relationships and Related Transactions                                  20
   Item 8. Description of Securities                                                       21

PART II

   Item 1. Market Price of and Dividends on the Registrant's Common
             Equity and Other Shareholder Matters                                          22
   Item 2. Legal Proceedings                                                               22
   Item 3. Changes in and Disagreements with Accountants                                   23
   Item 4. Recent Sales of Unregistered Securities                                         23
   Item 5. Indemnification of Directors and Officers                                       24

PART F/S

    Financial Statements
      Interim Statements for the six  months ended June 30, 2002                          F-1

      Audited Statements for the years ended December 31, 2001 and
     December 31, 2000                                                                    F-1

PART III

   Item 1. Index to Exhibits                                                               26

                                       2

PART I

Item 1.           Description of Business

         Academy Resources Inc. ("Academy" or the "Company") was incorporated on May 14, 1998 under the laws of the State of Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the Company had no revenue. The Company entered into a Memorandum of Understanding with Redstar Resources Corp. ("Redstar") on August 25, 1998 pursuant to which the Company obtained an option to acquire an interest in certain mining claims located in British Columbia, Canada. On August 30, 1999 and March 23, 2000,
Redstar granted Academy an extension with respect to the time in which the Company was required to make certain payments and expenditures in order to exercise the option. On May 25, 2000, Academy and Redstar agreed to let the Memorandum of Understanding expire without the Company ever having exercised its option or making any payments or expenditures in order to exercise the option.
The Company did not have any other operations until it acquired Law Enforcement
Associates, Inc. on December 3, 2001.

         On June 22, 2000 the Company issued 7,032,767 shares of common stock for Myofis Internet Inc. ("Myofis"), a development stage company incorporated in Delaware. Myofis was a start-up Internet company that intended on reselling dial up Internet service access. Following the acquisition, the Company determined that obtaining access to the Internet on a wholesale basis proved to be too expensive and the business plan was never implemented. As of December 31, 2000, no operations had commenced and the investment was written off.

         On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and Sirchie Finger Print Laboratories, Inc. ("Sirchie") the sole shareholder of Law
Enforcement Associates, Inc. entered into a certain Share Exchange Agreement
(the "Agreement") pursuant to which Sirchie tendered to the Company all issued and outstanding shares of common stock of Law Enforcement Associates, Inc. in exchange for 8,333,333 shares of restricted common stock of the Company. As a result of the transaction, Law Enforcement Associates, Inc. became our wholly-owned subsidiary. At the date of the acquisition, Mr. John Carrington, a 59% shareholder of the Company, was also the beneficial majority stockholder of Law Enforcement Associates, Inc. The acquisition was accounted for as a pooling of interests due to the common control of both companies. Upon completion of the Share Exchange, Academy changed its name to Law Enforcement Associates
Corporation.

         Through LEAI, we manufacture and distribute undercover surveillance products including a complete line of audio surveillance equipment that allows law enforcement agencies to monitor conversations. . In addition, we have an array of video surveillance products ranging from miniature cameras to video transmission and recording systems. We offer our Bloodhound Global Positioning
Tracking System, which is a global positioning tracking system. The Bloodhound
Global Positioning Tracking System is a global positioning system receiver combined with a cellular telephone that allows undercover surveillance agents to monitor the movements of a vehicle. The agent will call the Bloodhound Tracking unit through a telephone and will be enabled to track the target vehicle in real time or view the target vehicles movements over a period of time. The unit records longitude and latitude data points, which are transcribed via our

                                       3
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computer software onto a mapping program for viewing. The Bloodhound Global
Positioning Tracking System has been one of our leading products. Finally, we also sell the under vehicle inspection system ("UVIS"), which also is one of our leading products. The UVIS is used to view the underside of vehicles entering and exiting secure areas or facilities for explosive devices and other contraband. UVIS provides a clear, high contrast real-time video inspection of the undercarriage of cars, vans and trucks. Our products are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations.

         Our products are marketed under brand names such as the Bloodhound
Global Positioning Tracking System and the Under Vehicle Inspection System. We sell our manufactured products primarily to law enforcement agencies through sales representatives located throughout the United States and at our home office in Youngsville, North Carolina as well as through our web site located at www.lea-sales.com.

         We believe there are significant opportunities to grow our manufacturing business through the acquisition and development of new product lines, expansion into new territories and further development of sales to specialized law enforcement, government and military agencies. In addition, we believe that consistent demand for our premium products will continue because our products are critical to the safety and effectiveness of our customers.

Industry Overview/Market Opportunity

         We participate in the law enforcement and global security products industries through the manufacture of surveillance and intelligence gathering security products marketed to military, law enforcement, security and corrections personnel. The two types of products that we sell can be defined as two separate business segments, which include the surveillance equipment segment and the under vehicle inspection system ("UVIS") segment. The first segment or the surveillance equipment component is primarily marketed to law enforcement agencies for undercover police work. The second segment or the UVIS segment, which can be marketed to a variety of military, law enforcement, security and corrections personnel, is primarily marketed and sold to the U.S. federal government to secure its facilities such as military bases, government complexes and high visibility areas in order to prevent terrorist attacks. Increasingly, law enforcement agencies have recognized the need for our products and services to assist them in surveillance operations in order to protect their communities from the risks associated with terrorism, physical attacks, threats of violence, white-collar crime, fraud and other criminal operations or enterprises.


                                       4

         Growth Strategy

         We expect the demand for our surveillance products to continue to grow.
We plan to address this growth by offering a comprehensive array of security and surveillance risk management products.

         We plan to continue to execute this growth strategy primarily through internal expansion of our existing businesses.

         The following elements define our growth strategy:

o Capitalize on Exposure to Law Enforcement Agencies. We believe that our current exposure to our current law enforcement agencies will lead to an increase in sales from these customers.

o Expand Distribution Network and Product Offerings. We will continue to leverage our distribution network by expanding our range of branded law enforcement equipment by investing in the development of new and enhanced products which complement our existing products. We believe that a broader product line will enable us to strengthen our relationship and enhance our brand appeal with law enforcement agencies and other end users. During the past two years we have spent approximately $20,000 on research and development for waterproofing the UVIS and $120,000 in connection with the acquisition of the 12.5kz radio design, R&D and development rights. Although we do not have any definitive plans to commence research and development activities within the near future and we have not designated any funds for this purpose, we will engage in any research and development project that is feasible and can be accomplished on an economical basis.

               Our distribution network presently consists of four employees and five sales representatives that operate as independent contractors. The four employees are responsible for advertising, direct mailing, answering sales calls, providing technical help, attending trade shows and forwarding leads to the five sales representatives. Typically we will enter into agreements with each of our sale representatives, which allows the representative to sell our products in a certain geographical area. The agreements provide that the sales representative will receive a commission within the range of 10% to 25% depending on the product sold.

Products

         We manufacture and distribute a complete line of audio surveillance equipment including radio frequency transmitters, receivers, and repeaters for use in surveillance and intelligence gathering operations by law enforcement agencies. In addition, we have an array of video surveillance products ranging

                                       5
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from miniature cameras to video transmission and recording systems. We also manufacture and distribute the Bloodhound Global Positioning tracking system and the Under Vehicle Inspection System. Each of our products may be manufactured to each of our clients specifications. The following is a summary of the surveillance products that we manufacture and sell:

         UVIS - UVIS is an under vehicle inspection system, which we manufacture and sell. UVIS is used to view the underside of vehicles entering and exiting secure areas or facilities for explosives and contraband. UVIS provides a clear, high contrast real-time video inspection of the undercarriage of cars, vans and trucks at entry points in half the time of the standard inspection mirror search. In a government field test performed by the U.S. military, the UVIS was compared to standard inspection mirror searches. The results of the government field test indicated that the UVIS, as compared to standard mirror inspection searches, had a higher percentage of target acquisitions, which is the locating and preventing of explosives and other types of contraband from entering a protected facility.

         Our government sales representative has set up an information site at www.uvisystems.com. Our newest version is model 5592 which features waterproof, quick-change camera and lamp modules. We sell fixed and portable versions of the UVIS.

         LEA Bloodhound Global Positioning Tracking SystemTM utilizes global positioning system technology in order to provide surveillance operatives the ability to conduct discrete vehicle tracking and monitoring. The global positioning system is integrated with a cellular telephone and records longitude and latitude data points anywhere in the United States. A surveillance operative, after affixing the Bloodhound to a vehicle, can contact the Bloodhound Global Positioning
         System through any telephone and track its movements in real time or download the data points at predetermined intervals. The Bloodhound
         Global Positioning readings are saved along with time and date, which can then be superimposed onto mapping software, which may be utilized by a standard computer. The software will provide a "track" of where and when a target vehicle has been. The Bloodhound Global Positioning is limited in that an agent will not be able to track a target vehicle when the vehicle is outside of cell phone coverage. However, all data is saved and can be retrieved once the taqrget vehicle re-enters cell phone coverage. This device can be mounted covertly on a target vehicle, and measures a compact size of 3" x4" x1.5".

         Synthesized Audio Intelligence System is a comprehensive bodywire, which includes microphone, transmitter and receiver that is manufactured to military standards. It allows for the transmitting and receiving of voice data for a distance depending on the watt level.
         Generally, one watt of transmitting power equates to a range of one mile. This product includes a FM receiver, a rugged under panel design, a LCD battery tester, 9-volt battery tester, audio line output to a VCR and a voice scrambler. The Synthesized Audio Intelligence System allows law enforcement agencies to engage in various types of undercover operations whereby all conversations engaged in by the undercover agent are transmitted and recorded.

                                       6

         Synthesized Tactical Intelligence System is a combined receiver and transmitter that has a compact design, which enables it to be used for varied surveillance situations. This products allows for the transmitting and receiving of voice data within a one mile range. This product comes with a built in recorder as well as weather and water resistant case.

         Ground Hog Covert Unattended Video Surveillance System is specifically designed for unattended covert outdoor surveillance of targets ranging from marijuana fields and drug labs to suspected larceny in a variety of fields. The Ground Hog utilizes a camouflaged pinhole camera in a weatherproof housing to view the targeted area. Images from the camera are recorded on the system's VCR. The monitor station is also camouflaged and housed in a weather resistant steel case. The Ground
         Hog also utilizes a standby mode whereby its infrared, wireless motion detector automatically switches the Ground Hog from standby to active when someone walks into the target area. The Ground Hog also comes with a wireless option.

         LEA 6300 Series - the LEA 6300 Series includes a variety of repeaters.
         A repeater is designed to work together with each of our transmitters to increase the distance that voice data may be monitored. Our standard transmitter allows for monitoring within a one mile range. However, a transmitter that is combined with a repeater will be able to monitor voice data with a two mile range. Our repeaters come in various designs including the following:

                o        Disguised Car Battery Repeater
                o        Weatherproof Tactical Repeater
                o        Briefcase Repeater
                o        Disguised Book Bag Repeater
                o        Gym Bag Repeater
                o        Disguised AM/FM Radio Repeater
                o        Miniature Portable Repeater

         LEA 7000 Series - the LEA 7000 series includes a variety of transmitters and accessories. A transmitter is a device that is hidden on an undercover agent, which allows the law enforcement agency to monitor the audio data. Each of these transmitters come with various features including different designs and transmit power levels. The transmitters are available in various disguised formats which enable these items to be used in various law enforcement operations. The designs that the transmitter are available in, include the following:

                o        Denim Jacket Transmitter
                o        Flat Pack Transmitter

                                       7
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                o        Baseball Cap Transmitter
                o        Wristwatch Transmitter
                o        Garage Door Opener Transmitter
                o        Tape Measure Transmitter
                o        Radar Detector Transmitter
                o        Cigarette Transmitter
                o        Strip Outlet Transmitter
                o        1-Watt Transmitter
                o        Disguised Walkman Transmitter
                o        Miniature Transmitter
                o        Semi-Functional "Flex" Style Pager Transmitter
                o        Functional "Flex" Style Pager Transmitter
                o        Bravo Pager Transmitter
                o        Nokia or Motorola Cellular Telephone Battery
                         Transmitter
                o        Nokia Digital Wireless Battery Transmitter
                o        Board Transmitter
                o        Nokia Digital Wireless Battery Transmitter

         Video Transmission Systems - These transmissions systems provide both audio and video surveillance capabilities. We have a variety of transmitters including a disguised sports cup video transmission system, jean jacket video system, radar detector, video tape box, VCR, smoke detector and clock radio. Each of these items includes a black and white and color camera, a video transmitter, an audio transmitter and a directional antenna. The transmissions systems also come in a transmitter/receiver combo.

         Video Surveillance Systems - We offer video surveillance systems, which are concealed in enclosures resembling pole mounted transformer and utility boxes. These items come with a command control unit, which includes a display monitor, video recorder/player and digital proportional "joy stick" pan/tilt/control, which is enclosed in a single portable carrying case.

         Disguised antennas which are compatible with all of our receivers and repeaters. The antennas are sold in various disguises including as a cellular antenna, coat hanger, tissue box and cassette/CD box.

         8mm Pinhole Surveillance System - includes an 8mm video recorder with pop-up monitor, time/date generator and black and white mount cameras that may be used for surveillance in automobiles and hotel rooms.

         Digital Noise Filter - This item can be used to cancel up to 95% of background noise for greater intelligibility of recordings.

         Disguised Video/Audio Recording System - incorporates a complete video and audio recording system housed in a common tote/gym bag-style carrying case. Includes an 8mm video cassette recorder, an integrated time/date generator, a miniature camera with a wide angle lens and highly sensitive condenser type microphone.


                                       8

         Book Bag Disguised System - this is a complete video and audio recording system housed and disguised in a common book bag. This system incorporates a video cassette recorder, an integrated time and date generator, a miniature black and white camera with wide angle lens and a highly sensitive condenser type microphone.

Customers

         The primary end users of our products are federal, state and local law enforcement agencies, local police departments, state corrections facilities, U.S. and allied militaries, highway patrols, sheriffs' departments and select private security personnel. Although we are limited by United States export regulations that restrict us from selling our surveillance products outside of the country, we still may sell to each law enforcement agency within the United
States. Furthermore, the UVIS, one of our leading products, may be sold both within the United States and abroad.

         We reach these customers through a distribution strategy that utilizes approximately five sales representatives that are independent contractors and a four person in-house sales team, direct mailings, catalogs and trade shows as well as our web site on the Internet located at www.lea-sales.com.

Marketing

         We market and distribute our products directly to the military, law enforcement agencies, security and corrections personnel through sales representatives and through our web site located at www.lea-sales.com, direct mailings, catalogs and trade shows. Management believes that direct sales to end users should allow us to more efficiently and effectively meet customer needs by providing products which are tailored for the customer's individual requirements at a more economical price. Typically we will enter into agreements with each of our sale representatives, which allows the representative to sell our products in a certain geographical area. The agreements provide that the sales representative will receive a commission within the range of 10% to 25% depending on the product sold. The standard agreement also provides that the sales representative will not sell or handle products that compete with our products.

Product Manufacturing and Raw Materials

          All final assembly of our products is completed at our facility located in Youngsville, North Carolina. The manufacture process is a basic procedure whereby our manufacturing employees assemble each of the products utilizing the raw materials. This process includes a sub assembly procedure for general items and a final assembly for each specific product. We currently employ 12 employees in the manufacturing sector.


                                       9

         The raw materials used in manufacturing our products include various items ranging from screws, adhesive, circuit boards and enclosures, which are available from a multitude of suppliers throughout the United States. We purchase these raw materials directly from the manufacturers. We believe that we enjoy a good relationship with these companies. However, if necessary, we believe that we could readily find replacement manufacturers. We are aware of multiple suppliers for these materials and would not anticipate a significant impact if we were to lose any suppliers.

Competition

         The market for our surveillance products is highly competitive. The market for surveillance products is basically comprised of three competitors with each having an equal market share. Our two prime competitors are DTC
Communications, Inc. and Audio Intelligence Devices, Inc. No company in the surveillance products market is dominant with respect to any one specific area nor does any company have more brand recognition, greater financial resources or any other advantage which may allow them to compete more effectively. We believe we compete by providing superior design, engineering and production expertise in our line of surveillance products. The principal competitive factors for all of our products are quality of engineering and design, reputation in the industry, production capability and capacity, price and ability to meet delivery schedules. We know of no company that manufactures and sells the Under Vehicle
Inspection System. However, we do compete with companies that sell standard inspection search mirrors, which are used in searching the underside of vehicles. Although the mirrors are less costly than the UVIS, we believe that the UVIS is more effective in detecting explosives and other contraband.

Patents and Trademarks

         We do not hold any patents relating to any of our products or related technologies. Accordingly, our concept is not proprietary and is subject to duplication and competition from entities with greater resources and strengths than us. We have trademark protection for the name "LEA Bloodhound Global
Positioning Tracking SystemTM."

Governmental Regulation

         We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our products. The U.S. Department of Commerce - Bureau of Industry and Security requires that a license be obtained prior to the export or reexport of any device primarily used for the surreptitious interception of wire or oral communications. Because of the limitations imposed by the U.S. Department of Commerce with respect to surreptitious listening devices we are severely restricted in selling our surveillance products outside of the United States. Due to this restriction we do not currently, nor do we have plans in the future to, sell our surveillance products outside of the United States. However, the under vehicle inspection system is not restricted by the U.S. Department of Commerce and may be exported.
We have sold the UVIS outside of the United States and intend to continue doing so.

                                       10

         We are also obligated to comply with a variety of federal, state and local regulations, both domestically and abroad, governing certain aspects of our operations and the workplace including regulations relating to workplace safety, fair labor standards, taxes, product safety and discrimination.
Additionally, as a government contractor, we are subject to rules, regulation and approvals applicable to government contractors.

         We are also regulated by the U.S. Department of Justice under the Omnibus Crime Control and Safe Streets Act of 1968, as amended (the "Omnibus
Act"), as a result of our sale of listening and surveillance devices. The
Omnibus Act prohibits the manufacture, possession, sale and advertisement of devices that that would be useful for the purpose of the surreptitious interception of wire, oral or electronic communications. However, the Omnibus
Act also provides that it is not illegal for a party to manufacture, sell or advertise a surreptitious listening device if that party is under contract to manufacture and sell such device with the United States, a state or a political subdivision thereof which is authorized to use such device

Environmental Matters

         We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. We do not expect material capital expenditures for environmental controls in 2002.
However, environmental requirements are complex, change frequently, and could become more stringent in the future.

         Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

Employees

         As of July 10, 2002, we have a total of approximately 16 employees, of which approximately four were employed within the sales and marketing area and approximately 12 were employed in the manufacturing area. None of our employees are represented by a labor union. We believe that our employee relations are good.

Item 2. Management's Discussion and Analysis or Plan of Operation

The statements contained herein are not purely historical statements, but rather include what we believe are forward-looking statements. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as "anticipate," "expect," "intend,"
"plan," "will," "we believe," "the company believes", "management believes" and

                                       11

similar words or phrases. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including factors set forth in the following discussion and in the discussions under "Business." Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

         Academy Resources Inc. ("Academy" or the "Company") was incorporated on May 14, 1998 under the laws of the State of Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the company had no revenue. The Company entered into a Memorandum of Understanding with Redstar Resources Corp. ("Redstar") on August 25, 1998 pursuant to which the Company obtained an option to acquire an interest in certain mining claims located in British Columbia, Canada. On August 30, 1999 and March 23, 2000,
Redstar granted Academy an extension with respect to the time in which the Company was required to make certain payments and expenditures in order to exercise the option. On May 25, 2000, Academy and Redstar agreed to let the Memorandum of Understanding expire without the Company ever having exercised its option or making any payments or expenditures in order to exercise the option.
The Company did not have any other operations until it acquired Law Enforcement
Associates, Inc. on December 3, 2001.

         On June 22, 2000 the Company issued 7,032,767 shares of common stock for Myofis Internet Inc. ("Myofis"), a development stage company incorporated in Delaware. Myofis was a start-up Internet company that intended on reselling dial up Internet service access. Following the acquisition, the Company determined that obtaining access to the Internet on a wholesale basis proved to be too expensive and the business plan was never implemented. As of December 31, 2000, no operations had commenced and the investment was written off.

         On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and Sirchie Finger Print Laboratories, Inc. ("Sirchie") the sole shareholder of Law
Enforcement Associates, Inc. entered into a certain Share Exchange Agreement
(the "Agreement") pursuant to which the Holders tendered to the Company all issued and outstanding shares of common stock of Law Enforcement Associates Inc.
in exchange for 8,333,333 shares of restricted common stock of the Company. As a result of the transaction, Law Enforcement Associates, Inc. became our wholly-owned subsidiary. At the date of the acquisition, Mr. John Carrington, a 59% shareholder of the Company, was also the beneficial majority stockholder of Law Enforcement Associates, Inc. The acquisition was accounted for as a pooling of interests due to the common control of both companies. Upon completion of the Share Exchange, Academy changed its name to Law Enforcement Associates
Corporation.

                                       12

         We manufacture and distribute undercover surveillance products including a complete line of radio frequency transmitters, receivers, and repeaters for use in surveillance and intelligence gathering operations by law enforcement agencies. In addition, we have an array of video surveillance products ranging from miniature cameras to video transmission and recording systems. We also offer our Bloodhound Global Positioning Tracking System, which is a global positioning tracking system. The Bloodhound Global Positioning
Tracking System has been one of our leading products. Finally, we also sell the under vehicle inspection system, which also is one of our leading products. Our products are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations.

Results of Operations

Results of Operations - Six Months Ended June 30, 2002 Compared to Six Months
Ended June 30, 2001.

Revenues

         Revenues generated during the six months ended June 30, 2002, aggregated $3,552,309, as compared to $2,002,943 for the six months ended June
30, 2001. The increase in revenues from the prior year is primarily due to the increased sales of the under vehicle inspection system. We expect the trend in increased revenues to continue for the foreseeable future as a result of the increased purchases of the under vehicle inspection system, which are being utilized to secure government and military facilities.

         Our basic surveillance products include all of our video and audio surveillance products including radio frequency transmitters, receivers, repeaters, miniature cameras and video transmission and recording systems. The revenue attributable to the basic surveillance products for the six months ended
June 30, 2002 was $1,629,250 and for the six months June 30, 2001 was $1,790,533. The decrease was the result of a decrease in the number of products sold. The revenue attributable for the under vehicle inspection system for the six months ended June 30, 2002 was $1,923,059 and for the six months June 30, 2001 was $212,410. The increase was the result of an increase in the number of systems sold.

Costs of Goods Sold

         Cost of Goods Sold for the six months ended June 30, 2002, aggregated
$1,457,292, as compared to $1,448,577 for the six months ended June 30, 2001.
The increase for the six months ended June 30, 2002, was primarily due to the increase in the use of raw materials as a result of increased sales. We expect the increase in our cost of goods sold to continue as we continue to sell additional products, which requires the use of additional raw materials.

                                       13

         The amount of the cost of goods sold attributable to the sale of surveillance products was $649,608 for the six months ended June 30, 2002 and $1,359,365 for the six months ended June 30, 2001. The decrease was the result of the decrease in the number of products sold as well as selling products that were not as expensive during the six months ended June 30, 2002. The amount of cost of good sold attributable to the under vehicle inspection system was $807,684 for the six months ended June 30, 2002 and $89,212 for the six months ended June 30, 2001. The increase was the result of increases in sales of the under vehicle inspection system for the six months ended June 30, 2002.

Operating Expenses

         Operating Expenses incurred for the six months ended June 30, 2002, aggregated $875,464, as compared to $785,208 for the six months ended June 30, 2001. The increase for the six months ended June 30, 2002, was primarily due to an increase in our sales, which resulted in the use of additional materials and labor in producing the additional products.

         We expect the operating expenses to continue to increase if the level of sales continue to increase.

Net Income and Earnings Per Share

         The net income and the basic net income per weighted average share was $730,523 and $.038 for the six months ended June 30, 2002, as compared to a net loss $(139,735) and $(.016) for the six months ended June 30, 2001. Income from operations improved from the previous year primarily as a result of the increase in the sale of our more profitable items, including the under vehicle inspection system. We believe our net income and basic net income per weighted average share will continue to increase as the demand for the under vehicle inspection system increases.


Results of Operations - Year Ended December 31, 2001 Compared to Year Ended
December 31, 2000.

Revenues

         Revenues generated during the year ended December 31, 2001, aggregated
$5,096,890, as compared to $3,933,592 for the year ended December 31, 2000. The increase in revenues from the prior year is primarily due the increased sales of the under vehicle inspection system as the result of the increased security within the United States and abroad after the terrorist attacks of September 11, 2001.

         The revenue attributable to the basic surveillance products for the year ended December 31, 2001 was $3,733,912 and for the year ended December 31, 2000 was $3,251,095. The increase was attributable to the sale of additional products. The revenue attributable for the under vehicle inspection system for the year ended December 31, 2001 was $1,362,978 and for the year ended December
31, 2000 was $682,497. The increase was the result of an increase in the number of units sold.

                                       14

Cost of Goods Sold

         Cost of Goods Sold for the year ended December 31, 2001, aggregated
$3,323,835, as compared to $2,597,464 for the year ended December 31, 2000. The increase for the year ended December 31, 2001, was primarily due to the increase in the use of raw materials as a result of increased sales.

         The amount of the cost of goods sold attributable to the sale of surveillance products was $2,765,014 for the year ended December 31, 2001 and $2,310,815 for the year ended December 31, 2000. The amount of the cost of goods sold attributable to the under vehicle inspection system was $558,821 for the year ended December 31, 2001 and $286,649 for the year ended December 31, 2000.
The increase was the result of increases in sales of the under vehicle inspection system.

Operating Expenses

         Operating Expenses incurred for the year ended December 31, 2001, aggregated $1,215,006, as compared to $1,472,662 for the year ended December 31, 2000. The decrease for the year ended December 31, 2001, was primarily due to the implementation of a company cost saving plan focusing on the reduction of expenses.

Net Income (Loss) and Earnings (Loss) Per Share

The net income (loss) and the basic net income (loss) per weighted average share was $328,413 and $.036 for the year ended December 31, 2001, as compared to $(201,849) and $(.051) for the year ended December 31, 2000. Income from operations improved from the previous year primarily as a result of a decrease in operating expenses from $1,472,662 for the year ended December 31, 2000 to $1,215,006 for the year ended December 31, 2001. The increase in net income for the year ended December 31, 2001 was also the result of the write off of the Myofis Internet, Inc. acquisition for the year ended December 31, 2000. We believe our net income and basic net income per weighted average share will continue increase as the demand for the under vehicle inspection system increases, which is also the most inexpensive of our products to produce.

Liquidity and Capital Resources

         At June 30, 2002, we had working capital of $1,358,058 as compared with $615,671 at December 31, 2001. The increase in the working capital is primarily the result of the increase in accounts receivables as the result of more sales of our products.

                                       15

         We have historically sustained our operations with the funds received from the sale of our products. As of June 30, 2002, we did not have any financing arrangements in place. We believe that the funds generated from operations will be sufficient to fund our operations for the next 12 months.

         If we need to obtain capital, no assurance can be given that we will be able to obtain this capital on acceptable terms, if at all. In such an event, this may have a materially adverse effect on our business, operating results and financial condition.

         As we generally obtain all of our funding from operations, a decrease in revenue could negatively impact our short and long term liquidity. A change in the current political situation or a decrease in military spending could result in decreased sales of our under vehicle inspection system. A decrease in sales in the under vehicle inspection system could have a material impact on our revenue and net income and would effect our long and short term liquidity.

         Our material funding requirements include lease payments for our office facilities for the year commencing on January 31, 2002 of approximately
$138,900, equipment lease payments of $16,637 in 2002, $12,505 in 2003 and
$8,246 in 2004, equipment operating lease commitments of $6,120 in 2002 and $4,080 in 2003 and non interest bearing loans in the amount of $70,011 which are due as of June 30, 2002.

Research and Development

         During the past two years we have spent approximately $20,000 on research and development for waterproofing the UVIS and $120,000 in connection with the acquisition of the 12.5kz radio design, R&D and development rights.
Although we do not have any definitive plans to commence research and development activities within the near future and we have not designated any funds for this purpose, we will engage in any research and development project that is feasible and can be accomplished on an economical basis.

Inflation

         We believe that the impact of inflation on our operations since our inception has not been material.

Item 3.           Description of Property

         On February 1, 2002, we entered into a lease with Sirchie Finger Print
Laboratories, Inc. ("Sirchie") for approximately 13,800 square feet of space for our Youngsville, North Carolina, headquarters pursuant to a one-year lease expiring on January 31, 2003, at approximately $11,573.34 per month. The lease is automatically renewable for periods of one-year unless either of the parties provides a written notice of termination no later than 120 days prior to the end of the term or renewal term. If our current lease is terminated or not renewed we believe we will be able to lease similar premises at comparable prices.

                                       16

         Sirchie owns approximately 42.9% of our common stock. Mr. Carrington, our director and majority shareholder, serves as the President, Chief Executive
Officer and a director of Sirchie and also owns 69.1% of its outstanding shares of common stock.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 23, 2002 by

o        each person who, to our knowledge, beneficially owns more than 5% of the our common stock;

o        each of our named executive officers;

o        each of our directors; and

                                                          Amount of
                                                          Beneficial             Percentage of Beneficial
             Name and Address of                          Ownership                      Ownership
               Beneficial Owner

John H. Carrington(1)*                                14,540,724(2)                      74.8%

Sirchie Finger Print Laboratories, Inc.*              14,540,724(3)                      74.8%

Paul Feldman (4) *                                             0                          0.0%

Inez Neff(4)*                                                  0                          0.0%

Jerry M. Lamm(1)*                                          5,555                          0.03%

All Directors and Executive Officers as a
Group (4 persons)                                     14,546,279                         74.8%

o        all of our executive officers and directors as a group:
----------------------

* c/o Law Enforcement Associates Corporation, 100 Hunter Place,
Youngsville, North Carolina 27596

(1)      Director of our company.

(2) Includes shares owned by Sirchie Finger Print Laboratories, Inc. ("Sirchie") of which Mr. Carrington serves as the President, Chief Executive Officer and a director and also owns 69.1% of its outstanding shares of common stock.

(3) Includes shares owned by John H. Carrington. Mr. Carrington serves as the President, Chief Executive Officer and a director of Sirchie and also owns 69.1% of Sirchie's outstanding shares of common stock.

(4)      Officer of our company.


         The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Securities Exchange Act of 1934. Beneficially owned securities may include securities owned by and for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual. Beneficially owned securities may also include other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days pursuant to the conversion of convertible equity, exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities.

         The foregoing table is based upon 19,449,433 shares of common stock outstanding as of June 26, 2002, assuming no other changes in the beneficial ownership of the our securities.


Item 5.           Directors, Executive Officers, Promoters and Control Persons

 Name                               Age              Position

Paul Feldman                         45              President, Treasurer and Secretary

Inez Neff                            52              Assistant Secretary

John H. Carrington                   67              Director

Jerry M. Lamm                        59              Director
----------------

Paul Feldman has served as our President, Treasurer and Secretary since
August 2001. Mr. Feldman has served as the President of Law Enforcement Associates, Inc. ("LEAI"), our wholly owned subsidiary, since 1993. Mr. Feldman initially joined LEAI as the Eastern Regional Sales Manager in 1989. From 1989 to 1993, Mr. Feldman served as the Vice President of Sales for LEAI. Prior to joining our company, Mr. Feldman was employed with United Parcel Service as a manager from 1980 to 1989. Mr. Feldman received a Bachelor of Science from Duke University in 1978.

Inez Neff has served as the Assistant Secretary since August 2001 until the present. Ms. Neff has served as the Corporate Comptroller of Sirchie Finger Print Laboratories, Inc. since 1976.

Senator John H. Carrington has served as a director of our company since August 2001. Senator Carrington is the President, Chief Executive Officer, director and 69.1% shareholder of Sirchie Finger Print Laboratories, Inc., which owns approximately 42.9% of our company. Senator Carrington has served as a member of the North Carolina State Senate from 1995 to the present. Senator Carrington earned a degree in forensic sciences from the American Institute of Applied Sciences in 1960 as well as a mechanical engineering degree from Pennsylvania Military College (Widener College) in 1962. Senator Carrington also served in the U.S. Army, 3rd Airborne Training School, 1st Special Troops Brigade from 1953 to 1955. Senator Carrington is a member of the International Association of Police Chiefs, the International Association of Identification and the International Narcotics Officers Association.

Jerry M. Lamm has served as a director of our company since August 2001. From August 1973 until September 2000 Mr. Lamm was employed as a driver for ABF Freight Carriers.

Item 6.           Executive Compensation

The following table sets forth certain information with respect to the compensation paid to Paul Feldman, the sole executive officer and director, for services rendered in all capacities for the period through December 31, 2001. We had no other executive officers whose total annual salary exceeded $100,000 for the following fiscal years:


-------------------------------------------------------------------------------------------------------------------------
     Name     Position    Year             Annual Compensation                      Long-Term Compensation
                                   Salary ($)  Bonus ($)  Other Annual          Awards                  Payouts
                                                          Compensation
                                                               ($)
                                                                       Restricted  Securities      LTIP      All Other
                                                                          Stock    Underlying              Compensation
                                                                        Award(s)    Options/                    ($)
                                                                         ($) (2)  SARs (#) (1)   Payouts ($)
Paul Feldman  President   2001        122,390           -             -          -            -           -            -
              President   2000            N/A           -             -          -            -           -            -
              President   1999            N/A           -             -          -            -           -            -
-------------------------------------------------------------------------------------------------------------------------


Employment Agreements

We have not entered into any employment agreements with any of our named executive officers and directors nor is there any compensatory plan or arrangement with any named executive officer.

Director Compensation

Our directors are not compensated in any way for the services that they provide.

Item 7.           Certain Relationships and Related Transactions

         We presently lease our office space from Sirchie Finger Print Laboratories, Inc. ("Sirchie"), which presently owns 42.9% of our common stock. On February 1, 2002, we entered into the lease with Sirchie for approximately 13,800 square feet of space for our Youngsville, North Carolina, headquarters pursuant to a one-year lease expiring on January 31, 2003, at approximately $11,573.34 per month.

         During the year ended December 31, 2000, Mr. John H. Carrington, a director of the Company and a majority shareholder, made a non-interest capital working loan in the amount of $75,000 to the Company. In addition, during the year ended December 31, 2001, Mr. Carrington made an additional non-interest capital working loan in the amount of $50,000 to the Company. On March 26, 2002, the Company made a payment of $50,000 to Mr. Carrington and on May 6, 2002 the Company made a payment of $75,000 to Mr. Carrington. The entire outstanding balance of $125,000 owed to Mr. Carrington has been repaid in full.

         During the year ended December 31, 2001, Sirchie provided the Company with a non-interest working capital loan in the amount of $10,011. This loan was paid in full on August 6, 2002. In addition, during the year ended December 31, 2000, the Company provided Sirchie with a loan in the amount of $3,149, which was subsequently paid in full.

         During the year ended December 31, 2001, Premier Crown Corporation, an affiliate of Sirchie, provided the Company with a non-interest working capital loan in the amount of $60,000. This loan was paid in full on September 23, 2002.

         On August 29, 2001, the Company issued 1,666,667 shares of common stock to John H. Carrington in exchange for $50,000 or $.03 per share, which was below the low closing bid price of $.15 during the 2001 third quarter. The 1,666,667 shares of common stock were issued to Mr. Carrington at a price below the market value for the Company's common stock as a result of negotiations between the Company and Mr. Carrington, and based upon the belief that the market value of the Company's common stock was not indicative of its true value in light of the in light of the limited trading market for the Company's securities and the large block of stock being sold.

         On August 29, 2001, the Company issued 1,666,667 shares of common stock to John H. Carrington in exchange for $50,000 or $.03 per share, which was below the low closing bid price of $.15 during the 2001 third quarter. The 1,666,667 shares of common stock were issued to Mr. Carrington at a price below the market value for the Company's common stock as a result of negotiations between the Company and Mr. Carrington, and based upon the belief that the market value of the Company's common stock was not indicative of its true value in light of the limited trading market for the Company's securities and the large block of stock being sold.

         Sirchie owns 8,333,333 shares of common stock of our company or 42.9%. Sirchie acquired these shares pursuant to an Agreement for the Exchange of Common Stock entered on December 3, 2001 whereby all of the outstanding shares of common stock of Law Enforcement Associates, Inc. ("LEAI"), our wholly owned subsidiary, were delivered to us and a majority of our outstanding shares of common stock were delivered to Sirchie. We subsequently changed our name from "Academy Resources, Inc." to "Law Enforcement Associates Corporation".

         Mr. Carrington, our director and majority shareholder, serves as the President, Chief Executive Officer and a director and also owns 69.1% of Shirchie's outstanding shares of common stock.

Item 8. Description of Securities

General

         We have an authorized capital of 50,000,000 shares of common stock, $.001 par value, and 1,000,000 shares of preferred stock, $.01 par value, of which 19,449,433 shares of common stock and 0 shares of preferred stock are currently outstanding.

Common Stock

         Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. Such holders are entitled to share pro rata in such dividends as may be declared by the board of directors out of funds legally available. Management, however, does not presently intend to pay any dividends. In the event of any dissolution, liquidation or winding-up of our business, the holders of common stock will be entitled to share pro rata in all distributions made after payment in full of all of our creditors and the liquidation preferences of any outstanding shares of preferred stock, if any. There are no preemptive rights or conversion privileges applicable to the common stock.

Preferred Stock

         The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include the designations, rights and preferences including preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of us. We do not have any current plans to issue any Preferred Stock.

         PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Stockholder Matters

         Our common stock is listed for quotation on the pink sheets under the symbol "LENF". The market for such shares is limited and no assurance can be given that a significant trading market for our common stock will develop or, if developed, will be sustained.

                  The following table sets forth the range of the high and low closing bid prices of the our common stock during each of the calendar quarters identified below. These bid prices were obtained from the pink sheets and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions.

              2000                               High         Low
              ----                               ----         ----

              1st Quarter                        $4.59        $0.06
              2nd Quarter                        $4.80        $0.45
              3rd Quarter                        $0.93        $0.60
              4th Quarter                        $0.60        $0.06

              2001                               High         Low
              ----                               ----         ----

              1st Quarter                        $0.15        $0.009
              2nd Quarter                        $0.15        $0.009
              3rd Quarter                        $0.90        $0.15
              4th Quarter                        $3.15        $2.25

              2002                               High         Low
              ----                               ----         ----

              1st Quarter                        $4.50        $1.05
              2nd Quarter                        $1.95        $0.45

         The closing bid price of the Common Stock was $.24 as reported on the pink sheets on September 6, 2002. Management calculates that the approximate number of holders of our common stock was 13 as of September 6, 2002.

         We have not paid any dividends and we currently have no intention of paying any dividend on our common stock in the future. There are no restrictions that limit our ability to pay dividends.

Item 2.           Legal Proceedings

         We are currently not subject to any material pending or threatened legal proceedings.

Item 3.           Changes in and Disagreements with Accountants

None.

Item 4.           Recent Sales of Unregistered Securities

         The securities described below represents certain of our securities sold by us during the last three years that were not registered under the Securities Act, all of which were issued by us pursuant to exemptions under the Securities Act. Underwriters were involved in none of these transactions.

         In June 2000, we entered into an Agreement and Plan of Reorganization with Myofis Internet, Inc. ("Myofis") and the shareholders of Myofis whereby we issued 7,032,766 shares of common stock to the shareholders of Myofis in exchange for all of the issued and outstanding shares of Myofis, which subsequently became our wholly-owned subsidiary. The operations of Myofis never commenced and the investment was subsequently written off. These foregoing securities were issued in reliance on Section 4(2) of the Securities Act of 1933.

         On August 29, 2001 we issued 1,666,667 shares of common stock to John
H. Carrington, an accredited investor, in exchange for $50,000 at the price per share of $.03. These foregoing securities were issued in reliance on Section 4(2) of the Securities Act of 1933. The 1,666,667 shares of common stock were issued to Mr. Carrington at a price below the market value for the Company's common stock as a result of negotiations between the Company and Mr. Carrington, and based upon the belief that the market value of the Company's common stock was not indicative of its true value in light of in light of the limited trading market for the Company's securities and the large block of stock being sold.

         On December 3, 2001, we entered into an Agreement for the Exchange of Common Stock with Sirchie Finger Print Laboratories, Inc. ("Sirchie") and its wholly-owned subsidiary, Law Enforcement Associates, Inc. ("LEAI"), whereby we issued an aggregate of 8,333,333 shares of common stock to Sirchie, at $.60 price per in exchange for all of the issued and outstanding shares of LEAI, which subsequently became our wholly-owned subsidiary. These foregoing securities were issued in reliance on Section 4(2) of the Securities Act of 1933. The shares of common stock were issued to Sirchie at a price below the market value for the Company's common stock as a result of negotiations between the Company and Sirchie, and based upon the belief that the market value of the Company's common stock was not indicative of its true value in light of the in light of the limited trading market for the Company's securities and the large block of stock being issued.

         On January 17, 2002, we agreed to issue 400,000 shares of common stock to Sunburst Partners, Inc. for an aggregate purchase price of $20,000, or a price per share of $.05. In addition, on February 25, 2002, we agreed to issue 200,000 shares of common stock to Sunburst Partners, Inc. for an aggregate purchase price of $10,000, or a price per share of $.05. The 600,000 shares of common stock were issued to Sunburst Partners, Inc. for cash consideration that was below the market value of the Company's common stock because Sunburst was to provide the Company with additional consideration by rendering certain marketing services on the Company's behalf. In order to settle a dispute between the Company and Sunburst regarding the issuance and payment for the 600,000 shares of common stock, the parties are currently attempting to negotiate a settlement agreement. The shares issued to Sunburst Partners, Inc. in the above transactions were issued pursuant to Rule 504 of Regulation D as promulgated under the Securities Act of 1933, as amended.

Item 5.           Indemnification of Directors and Officers

         Our Certificate of Incorporation limits, to the maximum extent permitted by Nevada law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provided that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Nevada law.

         Section 78.751 of the Nevada Revised Statutes provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)

                        Consolidated Financial Statements

                           December 31, 2001 and 2000




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



 Balance Sheets.................................................................................................F-4

 Statements of Operations and Comprehensive Income (Loss).......................................................F-5

 Statements of Stockholders' Equity ............................................................................F-6

 Statements of Cash Flows.......................................................................................F-7

Notes to Financial Statements.....................................................................F-8 through  F-13


                              BAUM & COMPANY, P.A.
                          Certified Public Accountants
                        1515 University Drive - Suite 209
                          Coral Springs, Florida 33071
                                 (954) 752-1712

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Law Enforcement Associates Corporation (formerly Academy Resources, Inc.) and Subsidiaries

We have audited the accompanying consolidated balance sheets of Law Enforcement Associates Corporation (formerly Academy Resources, Inc.) as of December 31, 2001and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

 We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly in all material respects, the financial position of Law Enforcement Associates Corporation (formerly Academy Resources, Inc.) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ Baum & Company, P.A.
    Baum & Company, P.A.

Coral Springs, Florida
June 1, 2002

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)
                           Consolidated Balance Sheets
                           December 31, 2001 and 2000



                                                                                      2001                 2000
                                                                               ------------------   ------------------
                                   ASSETS
CURRENT ASSETS
   Cash                                                                        $           85,320   $          104,882
   Accounts receivable (net of allowance  for doubtful accounts of                      1,071,921              423,376
      $ 20,000 and  $5,000 in 2001 and 2000, respectively)
   Inventory                                                                              190,863               87,874
   Other current assets                                                                     5,393                3,550
                                                                               ------------------   ------------------

     Total current assets                                                               1,353,497              619,682
                                                                               ------------------   ------------------

PROPERTY AND EQUIPMENT
   (Net of accumulated depreciation of $ 231,260 and $ 183,794
    as of December  31, 2001 and  2000, respectively)                                      97,770               99,657
                                                                               ------------------   ------------------

            Total property and equipment                                                   97,770               99,657
                                                                               ------------------   ------------------


Total Assets                                                                   $        1,451,267   $          719,339
                                                                               ==================   ==================

                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accruals                                               $          287,729   $          267,576
   Capitalized Leases  Payable -Current                                                    16,637                9,662
   Income taxes payable                                                                   181,000                    0
   Loans payable- related party                                                           195,011               71,850
   Prepaid sales deposits                                                                  57,449               18,615
                                                                               ------------------   ------------------

            Total current liabilities                                                     737,826              367,703
                                                                               ------------------   ------------------

LONG TERM LIABILITIES
   Capitalized Leases Payable -net of current                                              20,751               38,465
                                                                               ------------------   ------------------
            Total Long Term Liabilities                                                    20,751               38,465


                                                                               ------------------   ------------------
Total Liabilities                                                                         758,577              406,168
                                                                               ------------------   ------------------

STOCKHOLDERS' EQUITY
 Preferred Stock $.01 par value 1,000,000 authorized, 0 issued                                  0                    0
 Common stock, $0.001 par value, shares authorized 50,000,000;
   18,849,433, and 8,849,433  issued and outstanding  2001 and 2000                        18,849                8,850
Additional Paid in Capital                                                                194,082               82,748
 Retained Earnings                                                                        479,759              221,573
                                                                               ------------------   ------------------

            Total Stockholders' Equity                                                    692,690              313,171
                                                                               ------------------   ------------------

Total Liabilities and Stockholders' Equity                                     $        1,451,267   $          719,339
                                                                               ==================   ==================

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)
                      Consolidated Statements of Operations
                      Year Ended December 31, 2001 and 2000




                                                                                   2001                2000
                                                                           -------------------- -------------------

REVENUES                                                                   $          5,096,890 $         3,933,592

COST OF GOOD SOLD                                                                     3,323,835           2,597,464

                                                                           -------------------- -------------------
           Gross profit                                                               1,773,055           1,336,128


OPERATING EXPENSES                                                                    1,328,233           1,472,662
                                                                           -------------------- -------------------

Net income (loss) before other income (expense) and
provision for income taxes                                                              444,822            (136,534)

OTHER INCOME (EXPENSE)
   Interest (Expense)                                                                    (5,636)             (7,217)
   Writeoff of Acquisition                                                                    0             (21,098)
                                                                           -------------------- -------------------
        Total Other Income (Expense)                                                     (5,636)            (28,315)
                                                                           -------------------- -------------------
Net income (loss) before provision for income taxes                                     439,186            (164,849)

Provision  for income taxes                                                             181,000              37,000
                                                                           -------------------- -------------------

Net income (loss)                                                           $           258,186 $          (201,849)
                                                                           ==================== ===================
     Net income (loss) per weighted average share, basic                    $              .028               (.051)
                                                                           ==================== ===================
     Weighted average number of shares                                                9,050,898           3,980,595
                                                                           ==================== ===================

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                 Consolidated Statements of Stockholders' Equity






                                                                                        Additional                         Total
                                               Number of      Common     Preferred    Paid-in Capital      Retained    Stockholders'
                                                 Shares       Stock        Stock                           Earnings       Equity
                                             -------------- ---------- ------------- ----------------- ---------------- ------------

BALANCE, December  31, 1999                       1,816,667 $    1,817 $           0  $          5,683 $        423,422 $    430,922

June 22 2000  Stock Issued for Acquisition        7,032,766 $    7,033                          14,065

Contributed Capital for Imputed Rent                                                            63,000                0       63,000
          Expense

 Net (Loss)Year Ended December 31,  2000                  0          0             0                 0         (201,849)           0
                                             -------------- ---------- ------------- ----------------- ---------------- ------------

BALANCE,  December 31, 2000                       8,849,433      8,850             0            82,748          221,573      313,171


August  29, 2001 shares issued for cash           1,666,667      1,666             0            48,334                0       50,000

Contributed Capital for Imputed Rent                                                            63,000                0       63,000
          Expense

December 3, 2001 shares issued to purchase        8,333,333      8,333             0                 0                0        8,333
        shell

December 12, 2001 Reverse 3:1 common                      0          0             0                 0                0            0
         stock split


 Net Income Year Ended December 31,2001                   0          0             0                 0          258,186      258,186
                                             -------------- ---------- ------------- ----------------- ---------------- ------------

 BALANCE, December 31, 2001                      18,849,433 $   18,849 $           0 $         194,082 $        479,759 $    692,690
                                             ============== ========== ============= ================= ================ ============

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 2001 and 2000.


                                                                                  2001                     2000
                                                                          ---------------------    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                         $             258,186    $           (201,849)
                                                                          ---------------------    --------------------
Adjustments to reconcile net income (loss) to net cash used for operations:
   Depreciation & Amortization                                                           47,466                  55,307
   Allowance for bad debts                                                               15,000                   5,000
   Contributed capital for imputed rent expense                                          63,000                  63,000
   Common Stock issued for acquisition                                                        0                  21,098

Change in operating assets and liabilities:
   (Increase) in accounts receivable                                                   (663,545)                145,822
   (Increase) decrease in inventory                                                    (102,989)                (11,189)
   (Increase) Decrease   in other current assets                                         (1,843)                 57,541
    Increase (Decrease) in accounts payable                                              28,486                (121,696)
    Increase (Decrease) in income taxes payable                                         181,000                 (33,365)
     Increase (Decrease) in customer sales deposits                                      38,834                  25,759
                                                                          ---------------------    --------------------

Net cash used by operating activities                                                  (136,405)                  5,428
                                                                          ---------------------    --------------------

CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisition of fixed assets from capitalized leases                                        0                       0

Net cash used by investing activities                                                         0                       0
                                                                          ---------------------    --------------------

CASH FLOW FROM FINANCING ACTIVITIES:
   Increase (decrease) in loans payable -other                                          123,161                 (76,063)
   Increase (decrease) in capitalized lease payable                                     (56,318)                (39,301)
   Proceeds of common stock                                                              50,000                       0
                                                                          ---------------------    --------------------

Net cash provided by financing activities                                               116,843                (115,364)
                                                                          ---------------------    --------------------

Net increase (decrease) in cash                                                         (19,562)               (109,936)

CASH, beginning of period                                                               104,882                 214,818
                                                                          ---------------------    --------------------

CASH, end of period                                                       $              85,320    $            104,882
                                                                          =====================    ====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid for Interest Expenses                                           $               5,636    $              7,217
Cash paid for Income Taxes                                                $                   0    $             37,000
Asset Additions by Capitalized Leases                                     $              34,996    $             29,910

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000

(1)      SIGNIFICANT ACCOUNTING POLICIES

         Organization and operations

         Academy Resources Inc. (Company) was incorporated on May 14 , 1998 under the laws of the State of Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the company had no revenue, and had ceased operations. At December 3, 2001, the company, obtained all the outstanding common stock of Law Enforcement Associates, Inc. a New Jersey company doing business in North Carolina, that was incorporated in 1972 .Law Enforcement Associates, Inc was 100 % owned by Sirchie Finger Print Laboratories Inc. The name of the parent shell corporation was then changed to Law Enforcement Associates Corporation.

         The operations of the company consist of manufacturing and providing, surveillance and intelligence gathering products and vehicle inspection equipment. Products are used by law enforcement agencies, the military, security and correctional organizations.


         Principles of consolidation

         The consolidated financial statements include the accounts of Law Enforcement Associates Corporation and its wholly-owned subsidiary Law Enforcement Associates, Inc. All inter company transactions have been eliminated.

         Acquisitions

         On June 22, 2000 the company issued 7,032,767 shares of common stock for Myofis Internet Inc., a development stage company incorporated in Delaware. No operations had commenced and the investment was written off.

         On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and the individual holders of all of the outstanding common stock of Law Enforcement Inc. (Holders) entered into an acquisition transaction pursuant to a certain Share Exchange Agreement (Agreement) of such date. Pursuant to the Agreement, the Holders tendered to the Company all issued and outstanding shares of common stock of Law Enforcement Inc. in exchange for 8,333,333 shares of restricted common stock of the Company. At the date of acquisition, a 59% shareholder of the company was also the effective majority stockholder of Law Enforcement Associates, Inc. The acquisition was accounted for as a pooling of interests due to the common control of both companies.

         Revenue Recognition

         The Company's revenue is derived primarily from the sale of its products to its customers upon shipment of product or upon the providing of services. Revenue recognition is upon receipt and acceptance of the product or service by the customer.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000

(1)      SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Net income  per share

         Basic earnings per share is computed by dividing the net income by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. There are no common stock equivalents for the company. No preferred stock has been issued

         Income taxes

         Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         Fair value of financial instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments: Cash, accounts receivable and accounts payable. The carrying amounts approximated fair value because of the demand nature of these instruments.

         Organization and start-up costs

         In accordance with Statement of Position 98-5, the organization and start-up costs have been expensed in the period incurred.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Inventory

         Inventory is stated at the lower of cost or market.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000

(1)      SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Accounts receivable

         Represents amounts due from customers for products sold or services provided. Substantially all amounts are expected to be collected within 60 days. The $20,000 and $5,000 in 2001 and 2000, respectively, allowances for bad debts that had been established is a management estimate due to the credit worthiness of the primary customer base, largely government entities and the military.

(2)      PROPERTY AND EQUIPMENT

         The cost of property and equipment is depreciated using accelerated and straight-line methods over the estimated useful lives (5-7 years) of the various assets. Property and equipment as of December 31 consists of the following:

                                                       2001                  2000
                                                       ----                  ----

Office furniture and equipment                $       41,442   $            35,627
Vehicles                                              16,274                16,274
Leasehold Improvements                                61,931                61,931
Machinery & Equipment                                209,383               169,619
                                                     -------               -------
     Total property & Equipment                      329,030               283,451
Accumulated Depreciation                            (231,260)             (183,794)
                                             ---------------  --------------------
     Net Property & Equipment                $        97,770  $             99,657
                                             ===============  ====================

         Included in property and equipment at December 31, 2001 are capitalized lease equipment with a value of $ 187,578 and accumulated depreciation of $ 115,870.

(3)      INCOME TAXES

         In accordance with FASB 109, deferred income taxes and benefits are provided for the results of operations of the Company. The principle temporary differences that will result in deferred tax assets and liabilities are certain expenses and losses accrued for financial reporting purposes not deductible for tax purposes until paid. The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying co consolidated statement of operations are

                                                                                        Year Ended
                                                                                        December 31,
                                                                                        -----------
                                                                                        2001     2000

         Statutory federal income tax rate (benefit)                                     34 %    (34) %
         State franchise and income taxes                                                 5      ( 4)
         Permanent timing differences of expenses                                         2
         Loss utilization by former  parent company                                       -       38
                                                                                        -------  ------
         Effective tax rate                                                              41 %      -  %

         The prior to the reverse merger, Law Enforcement Associates Inc.
         filed consolidated income tax return as a subsidiary of the Sirchie Finger Print Laboratories Inc.. The loss in 2000 was fully utilized in the consolidated income tax filing.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000

(4)      CAPITAL TRANSACTIONS

         On June 22, 2000, the company issued 7,032,766 shares of stock for the acquisition of Myofis Internet Inc. This acquisition has ceased to function and was written off as a charge of $21,098 in 2000.

         On August 29, 2001, the Company sold 1,666,667 shares of common stock at par for $50,000 to John Carrington, a beneficial principle stockholder.

         On December 3, 2001 the Company issued an aggregate 8,333,333 shares of common stock for the Acquisition of Law Enforcement Associates Inc.

         On December 12, 2001 the company effected a reverse 3:1 split of its common stock. All financial information had been restated for this reverse split.

(7)       LEASE COMMITMENTS

         A.) FACILITIES
         The Company 's lease for its office facilities expired on January 31 ,2002. It executed a new lease agreement for expanded facilities commencing February 1, 2002 and ending on January 31, 2003 for approximately $ 138,900 This lease is with Sirchie Finger Print Laboratories, Inc, (Sirchie) the majority stockholder of the company. Sirchie did not charge the company rent for 2000 and 2001. Imputed rent charges of $63,000 for each year was charged to the income statement, and since Sirchie is waiving repayment, additional paid in capital was credited.

         B.) EQUIPMENT
         The company has capitalized lease liabilities as of December 31, 2001 of $ 37,388 expiring through April 2004. Required lease payments are $16,637 in 2002, $ 12,505 in 2003 and $ 8,246 in 2004. Equipment
         operating lease commitments are $ 6,120 in 2002 and $ 4,080 in 2003.

(8)       LOANS PAYABLE-RELATED PARTIES

         Prior to the reverse merger, Law Enforcement Associates, Inc. (LEA) was a subsidiary of the Sirchie Finger Print Laboratories, Inc (Sirchie). Non interest working capital loans were made to LEA by Sirchie and its affiliates, and John H. Carrington, a majority stockholder of : the company, of Sirchie, and a director of the company. Year end payable (receivable) balances were as follows:

                                                                       December 31,
                                                                           2001         2000

         Sirchie Finger Print Laboratories Inc.                       $  10,011     $   (3,149)
         Premier Crown Corporation (affiliate)                           60,000           -
              John H. Carrington                                         75,000        125,000
                                                                         ------        -------

                           Total                                        195,011         71,851
                                                                        =======         ======


                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                    Notes to Consolidated Financial Statement
                           December 31, 2001 and 2000

(9)       CONCENTRATION OF  RISK

         The company places its cash in high credit quality financial institutions. During 2000 and 2001, the company had on deposit funds in excess of the $100,000 FDIC insured limits. Management does not believe that there is any concentration risk.

         At December 31, 2001 the company had a receivable from one customer representing 43% of total receivables. This balance was subsequently collected. For the year ended December 31, 2001, one customer accounted for 16% of total annual sales.

(10)      RESEARCH AND DEVELOPMENT

         In 2001, the company acquired for $120,000 the design, R & D, development rights and product prototypes of a 12.5kz Radio Link product. This purchase was expensed as research and development costs.

(11)      SEGMENT REPORTING

         The Company has two distinct product groups surveillance & intelligence gathering and under vehicle inspection systems. Operations by these product groups for the years ended December 31, 2001 and 2000 are as follows:

                                                    December  31,      December 31,
                                                     2001              2000
                                                     ----              ----
         Revenue
Surveillance & Intelligence ..............         $3,733,912         $3,251,095
Under Vehicle Inspection .................          1,362,978            682,497
                                                   ----------         ----------
     Total Revenue .......................          5,096,890          3,933,592
                                                   ----------         ----------

Gross Profit
Surveillance & Intelligence ..............            968,898            940,280
Under Vehicle Inspection .................            804,157            395,848
                                                   ----------         ----------
     Total Gross Profit ..................          1,773,055          1,336,128
                                                   ----------         ----------

Assets Employed
Surveillance & Intelligence ..............            864,517            409,137
Under Vehicle Inspection .................            398,267            102,113
Unallocated Assets .......................            188,483            208,089
                                                   ----------         ----------
   Total Assets ..........................          1,451,267            719,339
                                                   ----------         ----------

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                    Notes to Consolidated Financial Statement
                           December 31, 2001 and 2000


(12)      NEW ACCOUNTANG STANDARDS

     "In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, ("SFAS 142") which is effective for fiscal years beginning after December 15, 2001. SFAS 142, requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing of impairment of existing goodwill and other intangible. The company believes that the adoption of SFAS 142 will not have a material impact on the Company's financial position and results of operations."

     In August 2001, the FASB issued SFAS 143, "Accounting for Asset retirement Obligations". SFAS 143 relates to accounting and reporting for obligations associated with the retirement of tangible long lived assets and the related retirement costs. The company believes that the adoption of SFAS 143 will not have a material impact on the Company's financial position and results of operations."

     In October 2001, the FASB issued SFAS No. 144-Accounting for the Impairment or Disposal of Long Lived Assets, (effective December 15, 2002) which replaces SFAS No 12. Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of. SFAS No. 144 corrects previous issues and broadens reporting of discontinued operations. Management does not believe that the adoption of this standard will have a material effect on the company's results of operations or financial position.

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)

                        Consolidated Financial Statements

                                  June 30, 2002

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



 Balance Sheets.................................................................................................F-3

 Statements of Operations
         Six Months Ending June 30                                                                              F-4
         Three Months Ending June 30                                                                            F-5

 Statements of Stockholders Equity..............................................................................F-6

 Statements of Cash Flows.......................................................................................F-7

 Notes to Financial Statements.......................................................................F-8 through F11









                                       F-2

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)
                           Consolidated Balance Sheets
                       June 30, 2002 and December 31, 2001


                                                                                    June 30,           December 31
                                                                                      2002                 2001
                                                      ASSETS                                            (audited)
                                                                               ------------------   ------------------
CURRENT ASSETS
   Cash                                                                                $1,021,699           $   85,320
   Accounts receivable (net of allowance  for doubtful accounts of $20,000)               605,543            1,071,921
   Inventory                                                                              295,696              190,863
   Other current assets                                                                    15,454                5,393
                                                                               ------------------   ------------------

     Total current assets                                                               1,938,392            1,353,497
                                                                               ------------------   ------------------


PROPERTY AND EQUIPMENT -Net                                                                87,093               97,770
                                                                               ------------------   ------------------


Total Assets                                                                           $2,025,485           $1,451,267
                                                                               ==================   ==================

                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accruals                                                         $147,901             $287,729
   Capitalized Leases  Payable -Current                                                    16,637               16,637
   Income taxes payable                                                                   345,785              181,000
   Loans payable- related parties                                                          70,011              195,011
   Prepaid sales deposits                                                                       0               57,449
                                                                               ------------------   ------------------

            Total current liabilities                                                     580,334              737,826
                                                                               ------------------   ------------------

LONG TERM LIABILITIES
   Capitalized Leases Payable -net of current                                              16,688               20,751
                                                                               ------------------   ------------------
            Total Long Term Liabilities                                                    16,688               20,751
                                                                               ------------------   ------------------
Total Liabilities                                                                         597,022              758,577
                                                                               ------------------   ------------------

STOCKHOLDERS' EQUITY
 Preferred Stock $.01 par value 1,000,000 authorized, 0 issued                                  0                    0
 Common stock, $0.001 par value, shares authorized 50,000,000;
   19,449,433, and 18,849,433  issued and outstanding March 31  2002 and                   19,449               18,849
          December 31, 2001, respectively.
Additional Paid in Capital                                                                228,732              194,082
Stock Subscription Receivable                                                             (30,000)                   0
 Retained Earnings                                                                      1,210,282              479,759
                                                                               ------------------   ------------------

            Total Stockholders' Equity                                                  1,428,463              692,690
                                                                               ------------------   ------------------

Total Liabilities and Stockholders' Equity                                             $2,025,485           $1,451,267
                                                                               ==================   ==================

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)
                      Consolidated Statements of Operations
                     Six Months Ended June 30, 2002 and 2001




                                                                               June 30, 2002          June 30, 2001
                                                                           -------------------- -------------------

REVENUES                                                                             $3,552,309       $   2,002,943

COST OF GOOD SOLD                                                                     1,457,292           1,448,577

                                                                           -------------------- -------------------
           Gross profit                                                               2,095,017             554,366


OPERATING EXPENSES                                                                      875,464             785,208
                                                                           -------------------- -------------------

Net income (loss) before other income (expense) and
provision for income taxes                                                            1,219,553            (230,842)

OTHER INCOME (EXPENSE)
   Interest (Expense)                                                                    (2,030)             (1,893)
                                                                           -------------------- -------------------
        Total Other Income (Expense)                                                     (2,030)             (1,893)
                                                                           -------------------- -------------------
Net income (loss) before provision for income taxes                                   1,217,523            (232,735)

Provision  for income taxes                                                             487,000             (93,000)
                                                                           -------------------- -------------------

Net income (loss)                                                                      $730,523       $    (139,735)
                                                                           ==================== ===================
     Net income (loss) per weighted average share, basic                    $              .038               (.016)
                                                                           ==================== ===================
     Weighted average number of shares                                               19,256,576           8,849,433
                                                                           ==================== ===================




     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates Corporation
                       (formerly Academy Resources, Inc.)
                      Consolidated Statements of Operations
                    Three Months Ended June 30, 2002 and 2001




                                                                               June 30, 2002          June 30, 2001
                                                                           -------------------- -------------------

REVENUES                                                                             $1,242,215           $ 938,147

COST OF GOOD SOLD                                                                       625,580             801,351

                                                                           -------------------- -------------------
           Gross profit                                                                 616,635             136,796


OPERATING EXPENSES                                                                      498,909             438,480
                                                                           -------------------- -------------------

Net income (loss) before other income (expense) and
provision for income taxes                                                              117,726            (301,684)

OTHER INCOME (EXPENSE)
   Interest (Expense)                                                                    (1,045)             (1,122)
                                                                           -------------------- -------------------
        Total Other Income (Expense)                                                     (1,045)             (1,122)
                                                                           -------------------- -------------------
Net income (loss) before provision for income taxes                                     116,681            (302,806)

Provision  for income taxes                                                              52,000            (121,000)
                                                                           -------------------- -------------------

Net income (loss)                                                                       $64,681          $ (181,806)
                                                                           ==================== ===================
     Net income (loss) per weighted average share, basic                    $              .003               (.021)
                                                                           ==================== ===================
     Weighted average number of shares                                               19,149,433           8,849,433
                                                                           ==================== ===================








     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                 Consolidated Statements of Stockholders' Equity

                                                                                                  Stock
                                                                                Additional      Subscrip-                   Total
                                      Number of       Common     Preferred       Paid-in          tion       Retained  Stockholders'
                                       Shares         Stock        Stock         Capital       Receivable    Earnings      Equity
                                   --------------- ------------ ------------ ---------------- ------------  ----------- ------------

BALANCE, December  31, 2000              8,849,433 $      8,850 $          0    $      82,748 $        0      $221,573   $   313,171

October  29, 2001 shares issued          1,666,667        1,666            0           48,334                        0        50,000
for cash

Contributed Capital for Imputed                                                        63,000                        0        63,000
Rent  Expense

December 3, 2001 shares issued to        8,333,333        8,333            0                0          0             0         8,333
purchase shell

December 12, 2001 Reverse 3:1                    0            0            0                0          0             0             0
common  stock split


 Net Income Year Ended                           0            0            0                0          0       258,186       258,186
                                   --------------- ------------ ------------ ---------------- ------------  ----------- ------------
December 31,2001

 BALANCE, December 31, 2001             18,849,433 $     18,849 $          0         $194,082 $        0      $479,759    $  692,690
                                   --------------- ------------ ------------ ---------------- ------------  ----------- ------------

Common stock subscription                  600,000          600            0           29,400    (30,000)            0             0
Contributed Capital for Imputed                                                         5,250                        0         5,250
Rent Expense

Net Income 6 months Ended                                                                                      730,523       730,523
        June 30,2002
                                   --------------- ------------ ------------ ---------------- ------------  ----------- ------------
 BALANCE, June 30, 2002                 19,449,433 $     19,449 $          0         $228,732   $(30,000)   $1,210,282  $  1,428,463
                                   =============== ============ ============ ================ ============  =========== ============

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                      Consolidated Statements of Cash Flows
                    Six Months Ended June 31, 2002 and 2001.


                                                                                 June 30                 June 30
                                                                                  2002                     2001
                                                                          ---------------------    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                         $             730,523    $           (139,735)
Adjustments to reconcile net income (loss) to net cash used for operations:
   Depreciation & Amortization                                                           23,557                  21,808
   Allowance for bad debts                                                                    0
   Contributed capital for imputed rent xxpense                                           5,250                  31,500

Change in operating assets and liabilities:
   (Increase) decrease  in accounts receivable                                          466,378                  27,414
   (Increase) decrease in inventory                                                    (104,833)                (10,000)
   (Increase) decrease   in other current assets                                        (10,061)                  1,810
    Increase (decrease) in accounts payable & accruals                                 (139,828)                141,766
    Increase (decrease) in income taxes payable                                         164,785                 (93,000)
     Increase (decrease) in customer sales deposits                                     (57,449)                (16,975)
                                                                          ---------------------    --------------------

Net cash used by operating activities                                                 1,078,322                 (35,412)
                                                                          ---------------------    --------------------

CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisition of fixed assets via capitalized leases                                   (12,880)                (37,797)
                                                                          ---------------------    --------------------

Net cash used by investing activities                                                   (12,880)                (37,797)
                                                                          ---------------------    --------------------

CASH FLOW FROM FINANCING ACTIVITIES:
   Increase (decrease) in loans payable -other                                         (125,000)                      0
   Increase (decrease) in capitalized lease payable                                      (4,063)                 11,647
                                                                          ---------------------    --------------------

Net cash provided by financing activities                                              (129,063)                 11,647
                                                                          ---------------------    --------------------

Net increase (decrease) in cash                                                         936,379                 (61,562)

CASH, beginning of period                                                                85,320                 104,882
                                                                          ---------------------    --------------------

CASH, end of period                                                                  $1,021,699               $  43,320
                                                                          =====================    ====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid for Interest Expenses                                           $               2,030    $              1,893
Cash paid for Income Taxes                                                $             307,040    $                  0
                                                                          =====================    ====================

     The accompanying notes are an integral part of the financial statements

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                                  June 30, 2002

(1)          SIGNIFICANT ACCOUNTING POLICIES

             Organization and operations

             Academy Resources Inc. (Company) was incorporated on May 14 , 1998 under the laws of the State of

             Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the company had no revenue, and had ceased operations. At December 3, 2001, the company obtained all the outstanding common stock of Law Enforcement Associates, Inc. a New Jersey company doing business in North Carolina, that was incorporated in 1972 .Law Enforcement Associates, Inc was 100 % owned by Sirchie Finger Print Laboratories Inc. The name of the parent shell corporation was then changed to Law Enforcement Associates Corporation.

             The operations of the company consist of manufacturing and providing, surveillance and intelligence gathering products and vehicle inspection equipment. Products are used by law enforcement agencies, the military, security and correctional organizations.


             Principles of consolidation

             The consolidated financial statements include the accounts of Law Enforcement Associates Corporation and its wholly-owned subsidiary Law Enforcement Associates, inc. All inter company transactions have been eliminated.


             Acquisitions

             On June 22, 2000 the company issued 7,032,767 shares of common stock for Myofis Internet Inc., a development stage company incorporated in Delaware. No operations had commenced and the investment was written off.

             On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and the individual holders of all of the outstanding common stock of Law Enforcement Inc. (Holders) entered into an acquisition transaction pursuant to a certain Share Exchange Agreement (Agreement) of such date. Pursuant to the Agreement, the Holders tendered to the Company all issued and outstanding shares of common stock of Law Enforcement Inc. in exchange for 8,333,333 shares of restricted common stock of the Company. At the date of acquisition,. A 59% shareholder of the company was also the effective majority stockholder of Law Enforcement Associates Inc. The acquisition was accounted for as a pooling o interests due to the common control of both companies..

             Revenue Recognition

             The Company's revenue is derived primarily from the sale of its products to its customers upon shipment of product or upon the providing of services. Revenue recognition is upon receipt and acceptance of the product or service by the customer.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                                  June 30, 2002

(1)          SIGNIFICANT ACCOUNTING POLICIES (Continued)

             Net income  per share

             Basic earnings per share is computed by dividing the net income by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. There are no common stock equivalents for the company. No preferred stock has been issued

             Income taxes

             Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

             Fair value of financial instruments

             The following methods and assumptions were used to estimate the fair value of each class of financial instruments: Cash, accounts receivable and accounts payable. The carrying amounts approximated fair value because of the demand nature of these instruments.

             Organization and start-up costs

             In accordance with Statement of Position 98-5, the organization and start-up costs have been expensed in the period incurred.

             Use of estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Inventory

             Inventory is stated at the lower of cost or market.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                                  June 30, 2002

(1)          SIGNIFICANT ACCOUNTING POLICIES (Continued)

             Accounts receivable

             Represents amounts due from customers for products sold or services provided. Substantially all amounts are expected to be collected within 60 days. The $20,000 allowance for bad debt balance at June 30, 2002, that had been established, is a management estimate due to the credit worthiness of the primary customer base, largely government entities and the military.

             Interim financial information

             The financial statements for the three and six months ended June 30, 2002 and 2001 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the three and six months are not indicative of a full year results.

2)           PROPERTY AND EQUIPMENT

             The cost of property and equipment is depreciated using the accelerated and straight-line methods over the estimated useful lives (5-7 years) of the various assets. Property and equipment as of June 30 2002 and December 31, 2001 consists of the following:

                                                     June  31             December 31,
                                                       2002                 2001
                                                       ----                 ----

Office furniture and equipment                    $   43,408           $    41,442
Vehicles                                              16,274                16,274
Leasehold Improvements                                61,931                61,931
Machinery & Equipment                                220,297               209,383
                                                     -------               -------
     Total property & Equipment                      341,910               329,030
Accumulated Depreciation                            (254,817)             (231,260)
                                             ---------------  --------------------
     Net Property & Equipment                $        87,093  $             97,770
                                             ===============  ====================

             Included in property and equipment at December 31, 2001 are capitalized lease equipment with a value of $ 187,578 and accumulated depreciation of $ 115,870.

(3)          INCOME TAXES

             In accordance with FASB 109, deferred income taxes and benefits are provided for the results of operations of the Company. The principle temporary differences that will result in deferred tax assets and liabilities are certain expenses and losses accrued for financial reporting purposes not deductible for tax purposes until paid. The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying co consolidated statement of operations are for the quarter ended:

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                   Notes to Consolidated Financial Statements
                                  June 30, 2002


(3)          INCOME TAXES (con't)

                                                                                           June  30
                                                                                        2002     2001

             Statutory federal income tax rate                                            34 %    34 %
             State franchise and income taxes                                                5       5
             Permanent timing differences of expenses                                        1       1
                                                                                             -       -
             Effective tax rate                                                           40 %    40 %

             The prior to the merger, Law Enforcement Associates Inc. filed a consolidated income tax return as a subsidiary of the Sirchie Finger Print Laboratories Inc..

(4)          CAPITAL TRANSACTIONS

             On August 29, 2001, the Company sold 1,666,666 shares of common stock at par for $50,000 to John Carrington, a beneficial principle stockholder.

             On December 3, 2001 the Company issued an aggregate 8,333,333 shares of common stock for the Acquisition of Law Enforcement Associates Inc.

             On December 12, 2001 the company effected a reverse 3:1 split of its common stock. All financial information had been restated for this reverse split.

             In January and February 2002, the company issued 600,000 shares of common stock. at $.05 per shares for a total of $ 30,000. The balance is still owed to the company

(7)           LEASE COMMITMENTS

             A.) FACILITIES
             The Company 's lease for its office facilities expired on January 31 ,2002. It executed a new lease agreement for expanded facilities commencing February 1, 2002 and ending on January 31, 2003 for approximately $ 138,900 This lease is with Sirchie Finger Print Laboratories, Inc, (Sirchie) the majority stockholder of the company. Sirchie did not charge the company rent for 2000 and 2001and January 2002.. Imputed rent charges were charged to the income statement, and since Sirchie is waiving repayment, additional paid in capital was credited.

             B.) EQUIPMENT
             The company has capitalized lease liabilities as of December 31, 2001 of $ 37,388 expiring through April 2004. Required lease payments are $16,637 in 2002, $ 12,505 in 2003 and $ 8,246 in 2004.
             Equipment operating lease commitments are $ 6,120 in 2002 and $ 4 ,080 in 2003.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                    Notes to Consolidated Financial Statement
                                  June 30, 2002

(8)           LOANS PAYABLE-RELATED PARTIES

             Prior to the reverse merger, Law Enforcement Associates, Inc. (LEA) was a subsidiary of the Sirchie Finger Print Laboratories, Inc (Sirchie). Non interest working capital loans were made to LEA by Sirchie and its affiliates, and John H. Carrington, a majority stockholder of : the company, of Sirchie, and a director of the company. Payable (receivable) balances were as follows:

                                                                       June  30,     December 31,
                                                                           2002          2001
                                                                           ----          ----

             Sirchie Finger Print Laboratories Inc.                     $ 10,011    $   10,011
             Premier Crown Corporation (affiliate)                        60,000        60,000
             John H. Carrington                                                0       125,000
                                                                          ------       -------
                           Total                                          70,011       195,011
                                                                          ======       =======

(9)           CONCENTRATION OF RISK

             The company places its cash in high credit quality financial institutions. During 2001 and 2002, the company had on deposit funds in excess of the $100,000 FDIC insured limits. Management does not believe that there is any concentration risk.

             At December 31, 2001, the company had a receivable from one customer representing 43% of total receivables. At June 30, 2002, receivables from two customers represented 17% and 12% of total receivables.

             For the six months ended June 30, 2002, sales to one customer represented 12% of total sales and for the six months ended June 30, 2001, sales to another customer accounted for 11% of total sales.

                     Law Enforcement Associates, Corporation
                       (formerly Academy Resources, Inc.)
                    Notes to Consolidated Financial Statement
                                  June 30, 2002


(10)          SEGMENT ACTIVITY

             The Company has two distinct product groups surveillance & intelligence gathering and under vehicle inspection systems. Operations by these product groups for the six months ended June 30, 2002 and 2001 are as follows:

                                                       Six months ending
                                                     June                  June 30,
                                                     2002                   2001
                                                     ----                   ----

Revenue
Surveillance & Intelligence                       $1,629,250       $     1,790,533
Under Vehicle Inspection                           1,923,059               212,410
                                                   ---------               -------
     Total Revenue                                 3,552,309             2,002,943

Gross Profit
Surveillance & Intelligence                          979,642               431,168
Under Vehicle Inspection                           1,115,375               123,198
                                                   ---------               -------
     Total Gross Profit                            2,095,017               554,366

Assets Employed
Surveillance & Intelligence                          360,896               386,631
Under Vehicle Inspection                             540,343               112,205
Unallocated Assets                                 1,124,246               155,706
                                                   ---------               -------
   Total Assets                                    2,025,485               654,542


PART III

Item 1.  Index to Exhibits

         2.1      Agreement for the Exchange of Common Stock by and between Academy Resources, Inc., Sirchie
                  Finger Print Laboratories, Inc. and Law Enforcement Associates, Inc.(1)
         2.2      Agreement by and among Academy Resources, Inc. and Myofis Internet, Inc.(1)
         3.1      Certificate of Incorporation(1)
         3.2      Certificate of Amendment to the Certificate of Incorporation(1)
         3.3      By-laws(1)
         10.1     Real Estate Lease entered between Sirchie Finger Print Laboratories, Inc. and law Enforcement
                  Associates Corp. dated February 1, 2002.(2)
         21.1     List of Subsidiaries of the Registrant(1)

     (1)     Previously filed on the Company's Form 10-SB filed July 11, 2002.
     (2)     Filed herewith.

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2002

                                          LAW ENFORCEMENT ASSOCIATES CORPORATION

                                   By: /s/Paul Feldman
                                          Paul Feldman, President

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                 Title                                 Date

/s/Paul Feldman                           President, Treasurer                  September 23, 2002
Paul Feldman                              and Secretary

/s/Inez Neff                              Assistant Secretary                   September 23, 2002
Inez Neff

/s/John H. Carrington                     Director                              September 23, 2002
John H. Carrington

/s/Jerry M. Lamm                          Director                              September 23, 2002
Jerry Lamm

                                       26